FILED PURSUANT TO RULE 424(h)
REGISTRATION FILE NO.: 333-207567-03

SUPPLEMENT
(To Preliminary Prospectus Dated October 25, 2016)

$687,132,000 (Approximate)

CFCRE 2016-C6 Mortgage Trust
(Central Index Key Number 0001685854)

Issuing Entity

CCRE Commercial Mortgage Securities, L.P.
(Central Index Key Number 0001515166)

Depositor

Cantor Commercial Real Estate Lending, L.P.
(Central Index Key Number 0001558761)

Société Générale
(Central Index Key Number 0001238163)

Sponsors and Mortgage Loan Sellers

CFCRE 2016-C6 Mortgage Trust Commercial Mortgage Pass-Through Certificates,

Series 2016-C6

This is a supplement to the preliminary prospectus dated October 25, 2016 (the “Preliminary Prospectus”). Defined terms used in this supplement but not defined herein have the meanings given to them in the Preliminary Prospectus.

1.	The Mortgage Loan identified on Annex A-1 to the Preliminary Prospectus as Mills Fleet Farm will be a Non-Serviced Mortgage Loan (and the related Companion Loans will be Non-Serviced Companion Loans), and will not be a Servicing Shift Mortgage Loan. There will be no Servicing Shift Whole Loans. The Mills Fleet Farm is expected to be serviced under the Citigroup Commercial Mortgage Trust 2016-C3 pooling and servicing agreement, which is expected to be generally similar to the PSA with respect to servicing standards. The following changes, together with other changes consistent with the following, will be made in connection with such change:

a.       The section of the Preliminary Prospectus titled “Risk Factors—Risks Related to Conflicts of Interest—The Servicing of the Servicing Shift Whole Loan Will Shift to Other Servicers” is deleted in its entirety.

b.       The initial controlling class representative of the Mills Fleet Farm Whole Loan is expected to be Rialto CMBS X, LLC (or an affiliate thereof), as the controlling class representative under the CGCMT 2016-C3 Pooling and Servicing Agreement, and the controlling noteholder is expected to be Citigroup Commercial Mortgage Trust 2016-C3. Rialto CMBS X, LLC is an affiliate of Rialto Capital Advisors, LLC, the special servicer, and RREF III Debt AIV, LP, the initial Controlling Class Representative.

c.       The primary servicing agreement that Wells Fargo Bank, National Association, in its capacity as master servicer, expects to enter into with Berkeley Point Capital LLC, as primary servicer, will not govern the primary servicing of the Mills Fleet Farm Mortgage Loan or the Mills Fleet Farm Companion Loans.

d.       The section of the Preliminary Prospectus titled “Description of the Mortgage Pool—The Whole Loans—Mills Fleet Farm Whole Loan” is deleted in its entirety and replaced with the following:

Mills Fleet Farm Whole Loan

CANTOR FITZGERALD & CO.		SOCIETE GENERALE
Co-Lead Managers and Joint-Bookrunners
CastleOak Securities, L.P.		Citigroup
Co-Managers

The date of this Supplement is October 28, 2016.

General. The Mortgage Loan secured by the portfolio of Mortgaged Properties identified on Annex A-1 to this prospectus as Mills Fleet Farm, representing approximately 2.1% of the Initial Pool Balance, with a Cut-off Date Balance of $16,920,700 (the “Mills Fleet Farm Mortgage Loan”), is part of a whole loan comprised of three promissory notes, each of which is secured by the same mortgage instrument on the same underlying Mortgaged Properties (the “Mills Fleet Farm Mortgaged Property”). The Mills Fleet Farm Mortgage Loan is evidenced by promissory Note A-1. The portion of the Mills Fleet Farm Whole Loan (as defined below) evidenced by (a) promissory Note A-2 (the “Mills Fleet Farm Controlling Note”), with a Cut-off Date Balance of $27,869,388, which (subject to any applicable financing arrangement) is currently being held by Cantor Commercial Real Estate Lending, L.P. (or an affiliate) and is expected to be contributed to the Citigroup Commercial Mortgage Trust 2016-C3 and (b) promissory Note A-3, with a Cut-off Date Balance of $19,906,707, which (subject to any applicable financing arrangement) is currently being held by Cantor Commercial Real Estate Lending, L.P. (or an affiliate) and is expected to be contributed into a future securitization, are referred to in this prospectus as the “Mills Fleet Farm Companion Loans” and are pari passu in right of payment with the Mills Fleet Farm Mortgage Loan. The Mills Fleet Farm Mortgage Loan and the Mills Fleet Farm Companion Loans are collectively referred to in this prospectus as the “Mills Fleet Farm Whole Loan.” The Mills Fleet Farm Companion Loans will not be transferred to the issuing entity and will not be part of the Mortgage Pool.

The holders of the Mills Fleet Farm Whole Loan (the “Mills Fleet Farm Noteholders”) have entered into a co-lender agreement that sets forth the respective rights of each Mills Fleet Farm Noteholder (the “Mills Fleet Farm Intercreditor Agreement”).

Servicing. The Mills Fleet Farm Whole Loan is expected to be serviced by Midland Loan Services, a Division of PNC Bank, National Association, as master servicer (the “CGCMT 2016-C3 Master Servicer”) and specially serviced by Rialto Capital Advisors, LLC, as special servicer (the “CGCMT 2016-C3 Special Servicer”), pursuant to the pooling and servicing agreement to be entered into between Citigroup Commercial Mortgage Securities Inc., the CGCMT 2016-C3 Master Servicer, the CGCMT 2016-C3 Special Servicer, Deutsche Bank Trust Company Americas, as trustee (the “CGCMT 2016-C3 Trustee”), Citibank, N.A., as certificate administrator (the “CGCMT 2016-C3 Certificate Administrator”), Trimont Real Estate Advisors, LLC, as operating advisor (the “CGCMT 2016-C3 Operating Advisor”), and Trimont Real Estate Advisors, LLC, as asset representations reviewer (the “CGCMT 2016-C3 Asset Representations Reviewer”), in connection with the Citigroup Commercial Mortgage Trust 2016-C3 (into which the Fleet Mills Farm Companion Loan designated as Note A-2 is expected to be deposited) (the “CGCMT 2016-C3 Pooling and Servicing Agreement”), and, subject to the terms of the Mills Fleet Farm Intercreditor Agreement, all decisions, consents, waivers, approvals and other actions on the part of any Mills Fleet Farm Noteholder will be effected in accordance with the CGCMT 2016-C3 Pooling and Servicing Agreement and the Mills Fleet Farm Intercreditor Agreement.

Advancing. The master servicer or the trustee, as applicable, will be responsible for making P&I Advances on the Mills Fleet Farm Mortgage Loan (but not on the Mills Fleet Farm Companion Loans) pursuant to the PSA, in each case, unless the master servicer, the special servicer or the trustee, as applicable, determines that such an Advance would be a Nonrecoverable Advance.

The CGCMT 2016-C3 Master Servicer or the CGCMT 2016-C3 Trustee, as applicable, will be obligated to make servicing advances, and the CGCMT 2016-C3 Special Servicer may make certain servicing advances, with respect to the Mills Fleet Farm Whole Loan, in each case unless such party or the CGCMT 2016-C3 Special Servicer determines that such a servicing advance would be a nonrecoverable advance under the CGCMT 2016-C3 Pooling and Servicing Agreement.

Distributions. The Mills Fleet Farm Intercreditor Agreement sets forth the respective rights of each of the Mills Fleet Farm Noteholders and provides, in general, that all payments, proceeds and other recoveries on or in respect of the Mills Fleet Farm Whole Loan (other than escrow and reserve payments and any proceeds, awards or settlements to be otherwise applied or released in accordance with the related loan documents) will be applied to the Mills Fleet Farm Mortgage Loan and the Mills Fleet Farm Companion Loans on a pro rata and pari passu basis according to their respective outstanding principal balances (subject, in each case, to the payment and reimbursement rights of the applicable master servicer, special servicer, certificate administrator, trustee, operating advisor and asset representations reviewer in accordance with the terms of the applicable pooling and servicing agreement).

Consultation and Control. The directing holder under the Mills Fleet Farm Intercreditor Agreement with respect to the Mills Fleet Farm Whole Loan will be the controlling class representative or such other party specified in the CGCMT 2016-C3 Pooling and Servicing Agreement (such party, the “CGCMT 2016-C3 Directing Certificateholder”). Certain decisions to be made with respect to the Mills Fleet Farm Whole Loan, including certain major decisions and the implementation of any recommended actions outlined in an asset status report pursuant to the CGCMT 2016-C3 Pooling and Servicing Agreement, will require the approval of the CGCMT 2016-C3 Directing Certificateholder.

Pursuant to the terms of the Mills Fleet Farm Intercreditor Agreement, the Controlling Class Representative (the “Mills Fleet Farm Non-Controlling Note Holder”) will have the right to (i) receive copies of all notices, information and reports that the CGCMT 2016-C3 Special Servicer is required to provide to the CGCMT 2016-C3 Directing Certificateholder within the same time frame it is required to provide such notices, information and reports to the CGCMT 2016-C3 Directing Certificateholder (but without regard to whether or not the Controlling Class Representative actually has lost any rights to receive such information as a result of a Consultation Termination Event) and (ii) consult on a strictly non-binding basis with respect to certain major decisions as set forth in the Mills Fleet Farm Intercreditor Agreement and the implementation of any recommended actions outlined in an asset status report. The consultation right of the Mills Fleet Farm Non-Controlling Note Holder will expire 10 business days after the delivery by the CGCMT 2016-C3 Special Servicer of notice and information relating to the matter subject to consultation, whether or not such Mills Fleet Farm Non-Controlling Note Holder has responded within such period; provided that if a new course of action is proposed that is materially different from the actions previously proposed, the 10 business-day consultation period will begin anew. Notwithstanding the Mills Fleet Farm Non-Controlling Note Holder’s consultation rights described above, the CGCMT 2016-C3 Special Servicer is permitted to make any major decision or take any action set forth in an asset status report before the expiration of the aforementioned 10 business-day period if it determines that immediate action with respect to such decision is necessary to protect the interests of the holders of the Mills Fleet Farm Mortgage Loan and the Mills Fleet Farm Companion Loans.

In addition to the consultation rights of the Mills Fleet Farm Non-Controlling Note Holder described above, the Mills Fleet Farm Non-Controlling Note Holder will have the right to annual conference calls with the CGCMT 2016-C3 Master Servicer or CGCMT 2016-C3 Special Servicer, as applicable, upon reasonable notice and at times reasonably acceptable to the CGCMT 2016-C3 Master Servicer or CGCMT 2016-C3 Special Servicer, as applicable, in which servicing issues related to the Mills Fleet Farm Whole Loan are discussed.

Sale of Defaulted Mortgage Loan. Pursuant to the terms of the Mills Fleet Farm Intercreditor Agreement, if the Mills Fleet Farm Whole Loan becomes a defaulted mortgage loan pursuant to the terms of the CGCMT 2016-C3 Pooling and Servicing Agreement, and thereafter the CGCMT 2016-C3 Special Servicer determines pursuant to the CGCMT 2016-C3 Pooling and Servicing Agreement to pursue a sale of the Mills Fleet Farm Companion Loans, the CGCMT 2016-C3 Special Servicer will be required to sell the Mills Fleet Farm Mortgage Loan together with the Mills Fleet Farm Companion Loans as a single whole loan, in accordance with the provisions of the CGCMT 2016-C3 Pooling and Servicing Agreement and the Mills Fleet Farm Intercreditor Agreement; provided, that the special servicer will not be permitted to sell the Mills Fleet Farm Whole Loan without the consent of the Mills Fleet Farm Non-Controlling Note Holder unless the special servicer has satisfied certain notice and information delivery requirements.

Appointment of Special Servicer. The CGCMT 2016-C3 Directing Certificateholder (prior to a control termination event) or certificateholders with the requisite percentage of voting rights, pursuant to the CGCMT 2016-C3 Pooling and Servicing Agreement, will have the right, with or without cause, to replace the CGCMT 2016-C3 Special Servicer for the Mills Fleet Farm Whole Loan and appoint a replacement special servicer in lieu thereof without the consent of the Mills Fleet Farm Non-Controlling Note Holders as long as such replacement special servicer is a “qualified servicer” (as described in the Mills Fleet Farm Intercreditor Agreement) and satisfies the other conditions set forth in the CGCMT 2016-C3 Pooling and Servicing Agreement.

e.       The following is added to the Preliminary Prospectus under the heading “Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loans—Servicing of the Mills Fleet Farm Mortgage Loan”:

Servicing of the Mills Fleet Farm Mortgage Loan

The Mills Fleet Farm Mortgage Loan and any related REO Property is expected to be serviced under the CGCMT 2016-C3 Pooling and Servicing Agreement.

The expected servicing arrangements under the CGCMT 2016-C3 Pooling and Servicing Agreement are generally similar to, but differ in certain respects from, the servicing arrangements under the PSA. In that regard, the following are considerations relating to servicing, including the identification of some (but not all) of the differences between the expected terms of the CGCMT 2016-C3 Pooling and Servicing Agreement and the expected terms of the PSA:

•	Pursuant to the CGCMT 2016-C3 Pooling and Servicing Agreement, the liquidation fee, the special servicing fee and the workout fee with respect to the Mills Fleet Farm Mortgage Loan are similar to the corresponding fees payable under the PSA and are payable in the amounts described under “—Servicing and Other Compensation and Payment of Expenses” in this prospectus.
•	The CGCMT 2016-C3 Master Servicer is expected to earn a primary servicing fee with respect to the Mills Fleet Farm Mortgage Loan that is to be calculated at 0.0025% per annum (which includes any applicable sub-servicing fee rate).
•	The CGCMT 2016-C3 Master Servicer or the CGCMT 2016-C3 Trustee, as applicable, will be required to make P&I Advances with respect to the Mills Fleet Farm Companion Loans included in the related securitization, unless the master servicer or the trustee, as applicable, or the special servicer, has determined that such advance would not be recoverable from collections on the Mills Fleet Farm Companion Loans. The CGCMT 2016-C3 Special Servicer may, at its option, make a determination in accordance with the Servicing Standard that any proposed P&I Advance, if made, would be a Nonrecoverable Advance, which determination will be conclusive and binding on the master servicer and the trustee.
•	The CGCMT 2016-C3 Master Servicer is obligated to make property protection advances with respect to the Mills Fleet Farm Whole Loan. If the CGCMT 2016-C3 Master Servicer determines that a property protection advance it made with respect to the Mills Fleet Farm Whole Loan or the related Mortgaged Property is nonrecoverable, it is entitled to be reimbursed first from collections on, and proceeds of, the Mills Fleet Farm Mortgage Loan and the Mills Fleet Farm Companion Loans, on a pro rata basis (based on each such loan’s outstanding principal balance), and then from general collections on all the Mortgage Loans, from general collections of the issuing entity under the CGCMT 2016-C3 Pooling and Servicing Agreement and from general collections on the mortgage loans included in any securitization of any related non-controlling Mills Fleet Farm Companion Loan, on a pro rata basis (based on each such loan’s outstanding principal balance).
•	Items with respect to the Mills Fleet Farm Whole Loan that are the equivalent of ancillary fees, penalty charges, assumption fees and/or modification fees and that are allocated as additional servicing compensation, may be allocated between the CGCMT 2016-C3 Master Servicer and the CGCMT 2016-C3 Special Servicer in proportions that are different from the proportions allocated between the master servicer and the special servicer in the case of Mortgage Loans serviced under the PSA.
•	The CGCMT 2016-C3 Special Servicer is required to take actions with respect to the Mills Fleet Farm Mortgage Loan if such Mortgage Loan becomes the equivalent of a defaulted mortgage loan, which actions are substantially similar to the actions described under “—Realization Upon Mortgage Loans” and “—Sale of Defaulted Loans and REO Properties” in this prospectus.
•	With respect to the Mills Fleet Farm Mortgage Loan, the servicing provisions relating to performing inspections and collecting operating information are substantially similar to those of the PSA.
•	The requirement of the CGCMT 2016-C3 Master Servicer to make compensating interest payments in respect of the Mills Fleet Farm Mortgage Loan is similar to the requirement of the master servicer to make Compensating Interest Payments in respect of the serviced Mortgage Loans under the PSA.
•	The CGCMT 2016-C3 Master Servicer and CGCMT 2016-C3 Special Servicer (a) have rights related to resignation substantially similar to those of the master servicer and the special servicer and (b) are subject to servicer termination events substantially similar to those in the PSA, as well as the rights related thereto.

•	The equivalent of penalty charges with respect to the Mills Fleet Farm Whole Loan are allocated in accordance with the related Intercreditor Agreement.
•	The specific types of actions constituting major decisions under the CGCMT 2016-C3 Pooling and Servicing Agreement differ in certain respects from those actions that constitute Major Decisions under the PSA, and therefore the specific types of servicer actions with respect to which the applicable CGCMT 2016-C3 Directing Certificateholder is permitted to consent will correspondingly differ.
•	The liability of the parties to the CGCMT 2016-C3 Pooling and Servicing Agreement is limited in a manner similar, but not necessarily identical, to the liability of the parties to the PSA.
•	Collections on the Mills Fleet Farm Whole Loan are maintained under the CGCMT 2016-C3 Pooling and Servicing Agreement in a manner similar, but not necessarily identical, to collections on the Mortgage Loans and the Serviced Whole Loans under the PSA, provided that rating requirements for accounts and permitted investments may vary under those two pooling and servicing agreements.
•	The CGCMT 2016-C3 Pooling and Servicing Agreement differs from the PSA in certain respects relating to one or more of the following: timing, control or consultation triggers or thresholds, terminology, allocation of ministerial duties between multiple servicers or other service providers, certificateholder or investor voting or consent thresholds, master servicer and special servicer termination events and the circumstances under which approvals, consents, consultation, notices or rating agency confirmations may be required.

The CGCMT 2016-C3 Special Servicer may be removed as described under “Description of the Mortgage Pool—The Whole Loans—Mills Fleet Farm Whole Loan—Appointment of Special Servicer” in this prospectus.

The depositor under the CGCMT 2016-C3 Pooling and Servicing Agreement, the CGCMT 2016-C3 Master Servicer, the CGCMT 2016-C3 Special Servicer, the CGCMT 2016-C3 Certificate Administrator, the CGCMT 2016-C3 Trustee, the CGCMT 2016-C3 Operating Advisor, the CGCMT 2016-C3 Asset Representations Reviewer and various related persons and entities are entitled to be indemnified by the issuing entity for certain losses and liabilities incurred by such party in accordance with the terms and conditions of the related Intercreditor Agreement.

See also “Description of the Mortgage Pool—The Whole Loans—Mills Fleet Farm Whole Loan” in this prospectus.

Prospective investors are encouraged to review the full provisions of the CGCMT 2016-C3 Pooling and Servicing Agreement, which is expected to be available online at www.sec.gov or by requesting a copy from the underwriters on or about November 17, 2016, which is the anticipated closing date of the securitization related to the CGCMT 2016-C3 Pooling and Servicing Agreement.

2.	The bullet labeled “Tenants” under “Annex B—Description of Top Fifteen Mortgage Loans and Additional Mortgage Loan Information—Carter Oak Plaza” is deleted in its entirety and replaced with the following: “Tenants. The anchor tenant is Hong Kong Market which is one of two of the largest grocers in Norcross. The tenant is 99.0% owned and operated by the sponsor and has a year end 2015 sales of $35.8 million, which is $575.77 per sq. ft. Hong Kong Market has been at the property since 2008 and has recently extended its lease to July 2036. Other tenants include Nail Supplies (13.2% of NRA) and Happy Valley Restaurant (7.0% of NRA).”
3.	The holder of the Potomac Mills Subordinate Companion Loan is expected to be Teachers Insurance and Annuity Association of America, a New York corporation. The “Potomac Mills Controlling Subordinate Noteholder” will be defined in the Potomac Mills Intercreditor Agreement as the holder of greater than 50% of the Potomac Mills Subordinate Companion Loan. Furthermore, any holder of the Potomac Mills Subordinate Companion Loan will be permitted to make a cure payment as described under “Description of the Mortgage Pool—The Whole Loans—Potomac Mills—Cure Rights” but the holders of the Potomac Mills Subordinate Companion Loan will be limited to, in the aggregate, six cure payments over the life of the Potomac Mills Whole Loan, and, with respect to monetary events of default, no more than three of which may be consecutive.

Additionally, the following changes are being made to the orders of distribution of funds with respect to the Potomac Mills Whole Loan set forth under “The Whole Loans – Potomac Mills – Distributions”:

Additionally, the following changes are being made to the orders of distribution of funds with respect to the Potomac Mills Whole Loan set forth under “The Whole Loans – Potomac Mills – Distributions”:

a.       Clause “fifth” in the orders of distribution of funds prior to and after a Potomac Mills Sequential Pay Event are each hereby replaced in their entirety by the following: “fifth, if the proceeds of any foreclosure sale or any liquidation of the Potomac Mills Mortgage Loan or the Potomac Mills Mortgaged Property exceed the amounts required to be applied in accordance with the foregoing clauses (first)-(fourth) and as a result of such foreclosure sale or liquidation, the balance of the Potomac Mills Mortgage Loan or Potomac Mills Pari Passu Companion Loans has been reduced, to the holders of the Potomac Mills Mortgage Loan and the Potomac Mills Pari Passu Companion Loans pro rata in an amount up to the reduction, if any, of the principal balances of their respective notes, plus interest on such amount at the applicable net interest rate;”.

b.       Clause “eleventh” in the order of distribution of funds prior to a Potomac Mills Sequential Pay Event is hereby replaced in its entirety by the following: “eleventh, if the proceeds of any foreclosure sale or any liquidation of the Potomac Mills Whole Loan or Potomac Mills Mortgaged Property exceed the amounts required to be applied in accordance with the foregoing clauses (first)-(tenth) and, as a result of a workout, the balance of the Potomac Mills Subordinate Companion Loans has been reduced, to the Potomac Mills Subordinate Companion Noteholder in an amount up to the reduction, if any, of the principal balances of the Potomac Mills Subordinate Companion Loans as a result of such workout, plus interest on such amount at the applicable net interest rate;”.

c.       Clause “tenth” in the order of distribution of funds after a Potomac Mills Sequential Pay Event is hereby replaced in its entirety by the following: “tenth, if the proceeds of any foreclosure sale or any liquidation of the Potomac Mills Whole Loan or Potomac Mills Mortgaged Property exceed the amounts required to be applied in accordance with the foregoing (first)-(ninth) and, as a result of a workout, the balance of the Potomac Mills Subordinate Companion Loans has been reduced, to the Potomac Mills Subordinate Companion Noteholder in an amount up to the reduction, if any, of the principal balance of the Potomac Mills Subordinate Companion Loans as a result of such workout, plus interest on such amount at the applicable net interest rate;”.